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09056303

ES
;E COMMISSION
Washington, D.C. 20549



RECD S.E.C.

MAR 2 0 2009

603

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *5%654*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/2008_ AND ENDING _12/31/2008_
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Stanward Financial Services, LLC*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

504 East Main Street
(No. and Street)

Pipestone 　　　 _MN_ 　　　 _56164_
(City) 　　　　　　(State) 　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muzlebroeck, Taubert and Company LLP
(Name – if individual, state last, first, middle name)

216 West Main 　　 _Pipestone_ 　　 _MN_ 　　 _56164_
(Address) 　　　　　(City) 　　　　　(State) 　　(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Todd W. Morgan_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Standard Financial Services, LLC_ , as of _December 31_ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

_____
Signature

Registered Principal
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANNARD FINANCIAL SERVICES, LLC
PIPESTONE, MINNESOTA 56164

INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2008

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
P.O. Box 707
Pipestone, Minnesota 56164

Stannard Financial Services, LLC
Pipestone, Minnesota

CONTENTS OF REPORT
DECEMBER 31, 2008

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
contactl@mtcocpa.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
contactp@mtcocpa.com

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA

WITH THE FIRM
Amanda K. Baarson, CPA
Marjorie R. Winter, CPA
Michael K. Dubbelde, PA

INDEPENDENT AUDITOR'S REPORT

To The Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have audited the accompanying balance sheets of Stannard Financial Services, LLC
(a Limited Liability Company) as of December 31, 2008 and 2007 and the related statements of income and members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stannard Financial Services, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 7, 8, and 9 are presented for the purposes of additional analysis and are not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

Meulebroeck, Taubert & Co., PLLP
Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants

January 12, 2009

Stannard Financial Services, LLC
Pipestone, Minnesota

BALANCE SHEET
DECEMBER 31, 2008 AND 2007

Assets	2008	2007
Current Assets		
Cash	17,018	19,736
Prepaid Expense	183	
Total Current Assets	17,201	19,736
Property and Equipment		
Equipment	22,214	22,214
Less Accumulated Depreciation	(19,117)	(18,737)
Total Property and Equipment	3,097	3,477
Total Assets	20,298	23,213
Liabilities and Members' Equity		
Current Liabilities		
Accounts Payable		1,697
Accrued Liabilities	895	287
Total Current Liabilities	895	1,984
Members' Equity	19,403	21,229
Total Liabilities and Members' Equity	20,298	23,213

See accompanying notes to the financial statements.

Stannard Financial Services, LLC   Exhibit B
Pipestone, Minnesota

STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

Revenues	**2,008**	**2007**
Commission Received	94,491	119,696
Interest Income	230	236
Refunds/Reimbursements	3,529	35,370
Total Revenues	98,250	155,302
Expenses		
Salaries and Benefits	5,990	6,732
Guaranteed Payments to Member	60,769	93,944
Advertising	7,203	14,650
Depreciation	380	403
Miscellaneous	1,657	2,763
Dues and Subscriptions	3,769	3,179
Rent	9,394	9,652
Insurance	2,327	3,719
Licenses and Permits	1,033	1,701
Office Supplies	2,897	3,229
Postage	1,358	937
Professional Development	568	20
Professional Fees	3,286	4,910
Property Taxes	947	1,907
Repairs	1,936	4,891
Telephone	6,679	5,667
Travel/Entertainment/Meals	1,911	1,094
Utilities	2,972	4,400
Total Expenditures	115,076	163,798
Net Loss	(16,826)	(8,496)
Members' Equity-January 1	21,229	14,725
Contributed Capital	15,000	15,000
Members' Equity-December 31	19,403	21,229

See accompanying notes to the financial statements.

Stannard Financial Services, LLC   Exhibit C
Pipestone, Minnesota

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

Cash Flows From Operating Activities	2008	2007
Net Loss	(16,826)	(8,496)
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:		
Depreciation	380	403
(Increase) Decrease in Prepaid Expenses	(183)	
Increase (Decrease) In Accounts Payable	(1,697)	738
Increase (Decrease) in Accrued Liabilities	608	19
Net Cash Provided (Used) By Operating Activities	(17,718)	(7,336)
Cash Flows From Capital and Related Financing Activities		
Members' Contributions	15,000	15,000
Purchase of Equipment		(2,165)
Net Cash Provided (Used) By Capital and Related Financing Activities	15,000	12,835
Net Increase (Decrease) in Cash	(2,718)	5,499
Cash at January 1	19,736	14,237
Cash at December 31	17,018	19,736

See accompanying notes to the financial statements.

4

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1   **Summary of Significant Accounting Policies**
This summary of significant accounting policies of Stannard Financial Services, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A.   **Nature of Operations**
Stannard Financial Services, LLC is a fully-disclosing introductory broker dealer. The firm operates under SEC Rule 15C3-3(k)(2)(i) the Customer Protection Rule. Stannard does not hold customer funds or safekeep customer securities. As an introductory broker dealer, Stannard offers various mutual funds, variable and fixed annuities, face amount certificates and insurance products. Sales by the firm are processed by mutual fund and life insurance companies and other intermediary brokers, with commissions revenues retained by Stannard.

B.   **Property, Equipment and Depreciation**
Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Depreciation of equipment is provided using the straight-line method for financial reporting and using the modified accelerated cost recovery system (MACRS) for federal income tax purposes as reported on the members' K-1's. For 2008 and 2007, depreciation expense was $380 and $403, respectively, for financial reporting purposes. Useful lives of property and equipment are in a range of 3 to 15 years.

C.   **Income Taxes**
The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1 **Summary of Significant Accounting Policies – continued**

D. **Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

E. **Cash and Cash Equivalents**
The Company considers all highly liquid investments with a remaining maturity of three months or less to be cash equivalents.

F. **Advertising**
The Company expenses advertising costs as incurred. Total advertising expenses for the year were $7,203 and $14,650 for 2008 and 2007 respectively.

G. **Limited Liability of Members**
Liability of the individual members of the company is limited to their investment in the company.

Note 2 **Rent**
The company rents its office space and computer system. The lease term runs through April 1, 2010 for the computer system and January 1, 2010 for the office space. Monthly rentals are $500 and $100 per month for the office space and computer system respectively.

The following is a schedule of future minimum payments required under the above operating leases:

Due by December 31,	
2008	7,200
2009	7,200
2010	300
Total	14,700

The office building and computer system are owned by LLC member Todd Morgan.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 1

NET CAPITAL COMPUTATION
DECEMBER 31, 2008 AND 2007

	2,008	2007
Total Assets	20,298	23,213
Total Liabilities	895	1,984
Net Capital	19,403	21,229
Adjustments:		
Property and Equipment (Non-allowable Assets)	(3,097)	(3,477)
Total Adjustments	(3,097)	(3,477)
Adjusted Net Capital	16,306	17,752
Required Net Capital	5,000	5,000
Excess Net Capital	11,306	12,752

SCHEDULE OF AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO
DECEMBER 31, 2008 AND 2007

	2008	2007
Aggregate Indebtedness	895	1,984
Net Capital	16,306	17,752
Ratio of Aggregate Indebtedness to Net Capital	5.49%	11.18%

No material differences were noted between Net Capital Computation and
Focus Report, Form X-17A-5.

SCHEDULE OF MATERIAL INADEQUACIES
DECEMBER 31, 2008 AND 2007

Material Inadequacies

None